FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of APRIL 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

News release dated April 4, 2005

2.

News release dated April 25, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                       PETAQUILLA MINERALS LTD.

(Registrant)

Date: November 8, 2005

By:    “Kenneth W. Morgan”___

 Name

Its:       Chief Financial Officer, Secretary and director

(Title)

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Retains Roscoe Postle Associates Inc.

Vancouver BC – April 4, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that it has retained Roscoe Postle Associates Inc. (“RPA”) to perform an audit of a resource estimate and to complete a NI 43-101 Technical Report on the Company’s Molejon epithermal gold deposit in Panama.

PTQ plans to carry out definition drilling on the Molejon deposit in order to define a mineral resource to a standard conforming to the regulations and guidelines in National Instrument 43-101. PTQ will carry out the geological interpretation and resource estimate and RPA will audit the resource and prepare a technical report for public disclosure. Following the successful conclusion of the definition drilling and resource estimation, PTQ intends to commission a Scoping Study/ Preliminary Assessment to confirm the economics of the deposit.

Roscoe Postle Associates Inc. is an independent firm of Geological and Mining Consultants based in Toronto, Canada, with an office in Vancouver. Since its establishment in 1985, RPA has carried out consulting assignments for more than two hundred clients, including major mining companies, junior mining and exploration companies, financial institutions, and governments.

RPA’s business primarily involves providing independent opinions on ore reserves, technical aspects and economics of mining projects, valuation of mining and exploration properties and scooping, prefeasibilty, and feasibility studies. They have completed assignments on projects located in all parts of Canada, the United States, Russia, Latin America, Australia, and in other countries in Africa and Asia.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.

Trading Symbols:

TSE:  PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Adds an Advisory Board

Vancouver BC – April 25, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that it has recruited a number of respected industry professionals to its advisory board and welcomes a new director to the board.

Mr. Marco Tejeira has joined the Board of Directors of the Company.  Mr. Tejeira is a Panamanian citizen residing in Panama. He is a lawyer and the representative for the Petaquilla Ascension Investor’s Association Corp. (owners of 2,333,000 shares of PTQ). Mr. Tejeira’s family has resided in the La Pintada region of Panama (near the Company’s project) for several generations.

The Company has reluctantly accepted the resignation of Mr. Patrick Downey from the Board of Directors. Mr. Downey is the President and CEO of Viceroy Explorations and, due to demands on his time, felt it necessary to resign from PTQ’s board. We thank Mr. Downey for his assistance in advancing Petaquilla’s project and we wish Patrick and Viceroy success in their efforts to bring their gold project to production.

PTQ is pleased to announce that Mr. John Purkis (P.Eng, MBA), Mr. Michael Beley (B. Sc.), Mr. Octavio Choy (B.Sc. Econ.) and Mr. Robert Baxter have joined the Company’s advisory board.

Mr. Purkis is the President, CEO and Director of MCK Mining. He is a Royal School of Mines graduate mine engineer with an MBA from Queen's University whose career spans more than 30 years in the international mining industry. Mr. Purkis has been successful developing mineral properties, with a particular emphasis on new project permitting, feasibility, and construction, as well as M&A activities related to acquisitions of major mineral deposits.  He has held senior mining positions with Inmet Mining, Gencor Inc, Eldorado Gold, Atna Resources, Minnova Inc and others.

John has been involved in the acquisition, feasibility and development of such mines and deposits as: Antamina, Bajo de la Alumbrera, Petaquilla, Cerro Verde, Troilus, Pend Oreille, Izok Lake, Samatosum, Faro.

Mr.Purkis is an expert at evaluating mining projects and developing them into operating mines.

Mr. Beley is President of Beley Management Ltd., a private investment and consulting company to the mining industry. He currently holds directorships at Polaris Minerals Ltd., Energold Minerals Ltd. and Nevada Pacific Gold Ltd.

Mr. Beley was founding Vice President and Director of Eldorado Gold Corporation. During his tenure through 1991-2001 Eldorado developed two open pit gold mines in Mexico, purchased the Sao Bento Mine in Brazil from Gencor, and discovered the multi-million ounce Kisladag gold deposit in Turkey. He was a co-founder, Director and Vice President of Bema Gold Corporation and its predecessor companies from 1978 through to 1992. During this period Bema developed gold mines in the United States and Chile. Michael is also a past President of the BC and Yukon Chamber of Mines.

Mr.Octavio Choy is a Metals Merchant, and Risk and Contract Administrator, with Gerald Metals Inc. in Stamford, Connecticut.

Gerald Metals, Inc., is an international metals merchant, with offices in Stamford, Connecticut; Morges, Switzerland; and Shanghai, China. Gerald's services include market making, trading, merchanting, structured financing, and other financial services to mining companies, smelters and industrial customers throughout the world.

Mr. Choy has years of experience in the metals business, including international trading, project finance and structured trade financings. Octavio’s primary responsibilities include building and maintaining relationships with smelters, refineries, miners and laboratories as well as coordinating trading activities for physical & futures markets and managing letters of credit.

Mr. Choy is a dual citizen of Panama and the United States, and currently resides in New York City. He has established connections worldwide through his expertise in the copper & precious metals industry.

Mr. Robert (Bob) Baxter is a Director and Executive Vice President of Chariot Resources Limited. He has over 20 years of experience in the mining industry (principally in Latin America).

Mr. Baxter was the General Manager of Baxter Consultants Engineering (a consulting company providing project appraisals to mining companies located primarily in Peru) from September 2000 to June 2002. Prior to that he was the Business Development Coordinator, the Regional Geologist Americas, and the Regional Manager (Chile/Argentina) for North Limited (a senior Australian mining company acquired by Rio Tinto PLC in October 2000).

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. Morgan"

Kenneth W. Morgan, CFO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE

INFORMATION CONTAINED HEREIN.